Exhibit 99.2

AcuityAds Holdings Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

Dated November 3, 2021

70 University Ave

Suite 1200

Toronto, ON M5J 2M4

www.acuityads.com

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2021

Management’s discussion & analysis

This Management’s Discussion and Analysis (“MD&A”) explains the variations in the consolidated operating results and financial position and cash flows of AcuityAds Holdings Inc. (“AcuityAds” or the “Company”) as at and for the three and nine months ended September 30, 2021. This analysis should be read in conjunction with AcuityAds’ condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 and related notes (the “Condensed Interim Consolidated Financial Statements”). The Condensed Interim Consolidated Financial Statements and extracts of those Condensed Interim Consolidated Financial Statements provided in this MD&A, were prepared in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, using the accounting policies described therein. As a result of the rounding of dollar differences, certain total dollar amounts in this MD&A may not add exactly to their constituent amounts. All amounts are presented in Canadian dollars unless otherwise indicated. Throughout this MD&A, percentage changes are calculated using numbers rounded as they appear. Readers are cautioned that this MD&A contains certain forward-looking information. (Please see the “Forward Looking Statements” section below for a discussion of the use of such information in this MD&A).

The Condensed Interim Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries AcuityAds Inc., AcuityAds US Inc., 140 Proof Inc., and ADman Interactive S.L.U. All intercompany balances and transactions have been eliminated on consolidation.

The information in this report is dated as of November 3, 2021.

Non-IFRS Financial Measures

This MD&A includes certain measures which are not defined terms in accordance with IFRS such as “Net Revenue”, “Net Revenue margin”, and “Adjusted EBITDA”.

The term “Net Revenue” refers to the net amount of revenue after deducting direct media costs. Net Revenue is used for internal management purposes as an indicator of the performance of the Company’s solution in balancing the goals of delivering excellent results to advertisers while meeting the Company’s margin objectives and, accordingly the Company believes it is useful supplemental information to include in this MD&A. The term “Net Revenue margin” refers to the amount that “Net Revenue” represents as a percentage of total revenue for a given period.

“Adjusted EBITDA” refers to net income after adjusting for finance costs, impairment loss, fair value gain, income taxes, foreign exchange (gain) loss, depreciation and amortization, share-based compensation, acquisition and related integration costs, severance expenses and adjustments to the carrying value of investment tax credits receivable. The Company believes that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities before taking into consideration how those activities are financed and taxed and also prior to taking into consideration depreciation of property and equipment and certain other items listed above. It is a key measure used by the Company’s management and board of directors to understand and evaluate the Company’s operating performance, to prepare annual budgets and to help develop operating plans.

“Net Revenue”, “Net Revenue margin”, and “Adjusted EBITDA” are not measures of performance under IFRS and should not be considered in isolation or as a substitute for comprehensive income (loss) prepared in accordance with IFRS or as a measure of operating performance or profitability. “Net Revenue”, “Net Revenue margin”, and “Adjusted EBITDA” do not have a standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2021

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A that are not current or historical factual information may constitute “forward-looking” statements within the meaning of applicable securities laws, regarding, among other things, the beliefs, plans, objectives, strategies, estimates, intentions or expectations of the Company, including as they relate to its financial results and its projected total revenue growth, its ability to execute on its investing and business strategies, the benefits of the illumin platform, and the effect of the COVID-19 pandemic on the Company’s business and operations. When used in this MD&A, forward looking statements can be identified by the use of words such as “may”, or by such words as “will”, “intend”, “believe”, “estimate”, “consider”, “expect”, “anticipate”, and “objective” and similar expressions or variations of such words. Forward-looking statements are, by their nature, not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. No representation or warranty is intended with respect to anticipated future results, or that estimates or projections will be sustained. Forward-looking information is provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operations. Forward-looking information may not be appropriate for other purposes.

In developing the forward-looking statements in this MD&A, the Company has applied several material assumptions, including the availability of financing on reasonable terms, and general business and economic conditions. The existence of the COVID-19 pandemic creates a unique environment in which to consider the likelihood of forward-looking statements being accurate, and given the evolving circumstances surrounding the COVID-19 pandemic, it is difficult to predict how significant the adverse impact of the pandemic will be on the global and domestic economy, the business, operations and financial position of the Company’s clients and the business, operations and financial position of the Company. Many risks, uncertainties and other factors could cause the actual results of AcuityAds to differ materially from the results, performance, achievements or developments expressed or implied by forward-looking statements that are contained in this MD&A. These risks, uncertainties and other factors include, but are not limited to the following: overall economic conditions, rapid technological changes, use of cookies, demand for the Company’s products and services, the Company’s ability to retain existing customers and attract new customers, including under the illumin platform; the Company’s ability to expand into additional advertising channels and expand its customer base in Canada, the U.S. and globally; the introduction of competing technologies, competitive pressures, network restrictions, fluctuations in foreign currency exchange rates, and other factors that may cause the actual results, performance or achievements to differ materially from those expressed or implied in these forward-looking statements. In addition, the effects of COVID-19, including the duration, spread and severity of the pandemic, create additional risks and uncertainties for the Company. In particular, the impact of the virus and government authorities’ and public health officials’ responses thereto may affect the Company’s actual results, performance, prospects or opportunities; domestic and global credit and capital markets and the Company’s ability to access capital on favourable terms, or at all; and the health and safety of the Company’s employees.

Any financial outlook and future-oriented financial information (as defined in applicable securities laws) contained in this MD&A regarding prospective financial performance, financial position or cash flows, is based on assumptions about future economic conditions or courses of action based on management’s assessment of the relevant information that is currently available. Future-oriented financial information contains forward-looking information and is based on a number of material assumptions and factors, as are set out above. The actual results of the Company’s operations for any period will likely vary from the amounts set forth in these projections and such variations may be material. Actual results will vary from projected results. Readers are cautioned that any such financial outlook and future-oriented financial information contained herein should not be used for purposes other than those for which it is disclosed herein.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2021

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties elsewhere in this MD&A, actual events may differ materially from current expectations. These risks and uncertainties include, among other things, the factors discussed in “Risk Factors” section of this MD&A and under the “Risk Factors” section of the Annual Information Form for the year ended December 31, 2020 available on SEDAR at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in the MD&A are expressly qualified in their entirety by this cautionary statement.

OVERVIEW

AcuityAds is a technology company that enables marketers to connect intelligently with audiences across video, mobile, social and online display advertising campaigns. AcuityAds’ programmatic marketing platform (the “Programmatic Marketing Platform”), powered by proprietary machine learning technology, is at the core of its business, accompanied by proprietary solutions for analytics-led video and mobile targeting that leverages data.  AcuityAds empowers marketers by offering near real-time reporting and analytics, bringing accountability to programmatic advertising to deliver business results and help solve some of the key challenges that digital advertisers face.  AcuityAds is headquartered in Toronto and has offices in the U.S., Canada, Spain and throughout Latin America.  Its key customers include both advertising agencies and brands, including large Fortune 500 enterprises and small- to mid-sized businesses.

AcuityAds’ technology enables programmatic advertising, which is the automated buying and selling of advertising inventory electronically. The Programmatic Marketing Platform is based on proprietary machine learning technology, the branch of artificial intelligence involving systems that learn from data inputs and outputs and can perform actions without the need for explicit programming.  The Programmatic Marketing Platform has the capability to process billions of bid requests on a daily basis.

The Programmatic Marketing Platform allows advertisers to purchase online advertisements in real-time using an ad-buying method whereby open online ad spots (called impressions) are traded via auctions on digital exchanges at market clearing prices in milliseconds. AcuityAds purchases impressions on behalf of advertisers through agreements with publishers directly and through agreements with supply side platforms and exchanges. Its technology platform benefits advertisers by enabling them to target audience segments based on a variety of first, second, and third-party data as well as manage their real-time bids for the advertising inventory most relevant for their campaigns. Real-time reporting enables advertisers to monitor relevant performance metrics and adjust budget allocations to optimize for audience reach and ad frequency and business outcomes (key performance indicators).

In October 2020, AcuityAds officially launched illumin™, the next generation advertising automation technology, that offers advertisers the ability to plan, buy, optimize and report on omnichannel advertising programs from a single, intuitive user-interface. Advertisers can now map consumer journey playbooks across devices and communication channels, and execute in real-time using programmatic technology. illumin enables delivery of custom creative advertising based on audience receptivity (time, place and context), which has proven to increase both efficiency and overall return on advertising investments. For the three and nine months ended September 30, 2021, revenue derived from illumin was $7,418,596 and $15,848,151 compared to no revenue in the comparable 2020 periods.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2021

RESULTS OF OPERATIONS

Significant developments during the three and nine months ended September 30, 2021 and to the date of this report include the following:

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic, which continues to spread throughout Canada and economies around the world. To date, the Canadian and U.S. governments as well as businesses have mandated various measures, including: travel restrictions, restrictions on public gatherings and the quarantine of people who may have been exposed to the virus. In response, AcuityAds has changed its work environment and made arrangements to ensure compliance with all applicable health authority regulations.

Despite the ongoing COVID-19 pandemic and the Company’s changes to its work environment, AcuityAds continued to operate its business in the normal course. To date, none of the Company’s operations have closed down or have otherwise been materially affected by the ongoing COVID-19 pandemic. Certain of the Company’s offices have been subject to government-mandated lockdowns for some periods of time. However, the Company’s staff has been able to perform their functions remotely without meaningful reductions in the Company’s ability to service its customers.

Based on the most recent trends, the Company currently does not expect the COVID-19 pandemic will have a material impact on its future revenues, as more consumers are consuming media digitally as they work from home resulting in higher demand for digital advertising. The COVID-19 pandemic has not directly restricted the Company’s growth plans as the Company’s business is all online, the Company’s staff are generally able to work from home and demand for the Company’s products and services is growing as the Company’s customers increase their digital advertising budgets. However, there is a measure of uncertainty surrounding the COVID-19 pandemic, including the resurgence of COVID-19 infection rates and governmental and other reactions thereto. Accordingly, because the COVID-19 pandemic continues to evolve, it is possible that it could have a material impact on our revenues.

However, there are certain specific client segments, most notably the travel and entertainment industries, that have been more affected by the COVID-19 pandemic than other businesses. COVID-19 has affected the amount of revenues that we earn from our clients in these industries, and the continuation of the pandemic does have an impact on our growth from these clients. See “Risk Factors”.

During the twelve months ended December 31, 2020, the Company secured a $3,000,000 commitment from the National Research Council’s Industrial Research Assistance Program (“IRAP”) that was paid in full between May 2020 and September 2021. The Company received $1,386,108 of this commitment during the twelve months ended December 31, 2020. In January 2021, the Company secured an additional $500,000 commitment to bring the total commitment to $3,500,000. During the three and nine months ended September 30, 2021, the Company received $797,962 and $1,613,892, respectively, of this commitment, and those amounts were used to reduce technology costs on the Consolidated Statement of Income (loss) for the same period.

On June 10, 2021, the Company’s common shares were added to and began trading on the Nasdaq Capital Market.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2021

On June 14, 2021, the Company closed a public offering of common shares in the United States and Canada. A total of 5,665,025 common shares of AcuityAds were sold, including the exercise in full by the underwriters of their over-allotment option, at a price of US$10.15 ($12.25) per share, for gross proceeds to the Company of US$57,500,003 ($69,396,556). The offering was completed by a syndicate of underwriters. In consideration for their services, the underwriters received aggregate compensation equal to 5.5% of the gross proceeds of the offering. The Company incurred additional share issuance costs of $1,640,742 in connection with the offering which was recorded as a reduction of equity.

On September 21, 2021, the Company appointed Tatiana Kresling  as Interim Chief Financial Officer, succeeding Jonathan Pollack who retired from the Company in accordance with his previously announced plans.

Results for the three and nine months ended September 30, 2021 and 2020

The following table provides selected financial information from the consolidated statements of comprehensive income (loss) for the three and nine months ended September 30, 2021 and 2020:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Revenue	$27,484,820	$26,064,322	$85,224,634	$69,836,732
By line of service:
Managed services	19,320,662	18,766,560	65,197,665	52,724,493
Self-service	8,164,158	7,297,762	20,026,969	17,112,239
By geography:
US	18,508,561	19,174,998	62,569,389	52,435,005
Canada	4,453,527	2,952,045	11,338,764	7,724,798
Other	4,522,732	3,937,279	11,316,481	9,676,929
Gross Profit (Net Revenue)	14,252,751	13,528,154	44,425,873	35,825,169
Adjusted EBITDA[1]	4,419,336	4,034,402	14,399,611	7,978,149
Income (loss) from operations	1,760,421	1,493,798	6,516,767	412,110
Net income	3,362,127	921,220	8,087,580	(474,410)
Net income per share (basic and diluted) [2]	0.06	0.02	0.14	(0.01)

(1)	As defined in “Non-IFRS Financial Measures”.
(2)	Exercisable options to purchase 883,669 (2020 – 1,408,834) common shares and nil (2020 – 318,226) warrants were outstanding as at September 30, 2021. The weighted average number of options and warrants were excluded from the calculation of diluted loss per share for the period ended September 30, 2021 and 2020 because their inclusion would have been anti-dilutive.

Three months ended September 30, 2021 and 2020

Revenue for the three months ended September 30, 2021 was $27,484,820, an increase of $1,420,498 from $26,064,322 for the three months ended September 30, 2020. Sales of the Company’s managed services platform for the three months ended September 30, 2021 were $19,320,662, an increase of $554,102 from $18,766,560 for the three months ended September 30, 2020. Sales of the Company’s self-service platform for the three months ended September 30, 2021 were $8,164,158, an increase of $866,396 from $7,297,762 for the three months ended September 30, 2020. The increase in total revenue for the three months ended September 30, 2021 was primarily a result of the new illumin revenue.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2021

Revenue generated in the United States for the three months ended September 30, 2021 was $18,508,561, a decrease of $666,437 from $19,174,998 for the three months ended September 30, 2020. Revenue generated in Canada for the three months ended September 30, 2021 was $4,453,527, an increase of $1,501,482 from $2,952,045 for the three months ended September 30, 2020. Other revenue increased from $3,937,279 to $4,522,732 during the three months ended September 30, 2021.

Adjusted EBITDA for the three months ended September 30, 2021 was $4,419,336, an increase of $384,934 from $4,034,402 for the three months ended September 30, 2020. The year-over-year increase in Adjusted EBITDA was primarily attributable to higher net revenues. Net income for the three months ended September 30, 2021 was $3,362,127, an increase of $2,440,907 from $921,220 for the three months ended September 30, 2020. The increase in net income was a result of a reduction in depreciation expense and a positive impact on the foreign exchange fluctuation.

Nine months ended September 30, 2021 and 2020

Revenue for the nine months ended September 30, 2021 was $85,224,634, an increase of $15,387,902 from $69,836,732 for the nine months ended September 30, 2020. Sales of the Company’s managed services platform for the nine months ended September 30, 2021 were $65,197,665, an increase of $12,473,172 from $52,724,493 for the nine months ended September 30, 2020. Sales of the Company’s self-service platform for the nine months ended September 30, 2021 were $20,026,969, an increase of $2,914,730 from $17,112,239 for the nine months ended September 30, 2020. The increase in total revenue for the nine months ended September 30, 2021 was a result of the new illumin revenue and the revenue reduction for the same period of 2020 due to the COVID-19 pandemic.

Revenue generated in the United States for the nine months ended September 30, 2021 was $62,569,389, an increase of $10,134,384 from $52,435,005 for the nine months ended September 30, 2020. Revenue generated in Canada for the nine months ended September 30, 2021 was $11,338,764, an increase of $3,613,966 from $7,724,798 for the nine months ended September 30, 2020. Other revenue increased from $9,676,929 to $11,316,481 during the nine months ended September 30, 2021.

Adjusted EBITDA for the nine months ended September 30, 2021 was $14,399,611, an increase of $6,421,462 from $7,978,149 for the nine months ended September 30, 2020. The year-over-year increase in Adjusted EBITDA was primarily attributable to higher net revenues. Net income for the nine months ended September 30, 2021 was $8,087,580, an increase of $8,561,990 from a net loss of $474,410 for the nine months ended September 30, 2020. The increase in net income was primarily due to higher net revenues.

The Company’s revenues and operating results may vary from quarter to quarter as a result of a variety of factors, some of which are outside of the Company’s control, including seasonality and cyclicality, and, in fiscal 2021, the implications of the current COVID-19 pandemic.

Seasonality may be affected by customer mix, such that retail advertisers may concentrate their advertising spending with AcuityAds in the fourth quarter while entertainment advertisers may concentrate their spending to coincide with the launch and display of content, such as television shows or movies. The Company’s rapid growth has led to fluctuating overall operating results due to investments in AcuityAds’ sales and marketing and research and development from quarter to quarter and increases in employee headcount. As a result of these factors, one quarter’s operating results are not necessarily indicative of a future quarter’s operating results.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2021

Net Revenue

The following table sets out a reconciliation of Net Revenue to Revenue for each of the periods indicated:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Revenue	$27,484,820	$26,064,322	$85,224,634	$69,836,732
Media costs	13,232,069	12,536,168	40,798,761	34,011,563
Net Revenue	14,252,751	13,528,154	44,425,873	35,825,169
Net Revenue margin	51.9%	51.9%	52.1%	51.3%

Three months ended September 30, 2021 and 2020

Media costs comprise advertising impressions that the Company purchased from real-time advertising exchanges or through other third parties. For the three months ended September 30, 2021 media costs were $13,232,069 compared to $12,536,168 for the three months ended September 30, 2020. The increase of $695,901 in media costs was attributable to the increased revenue during the period. Net revenue margin was 51.9% for the three months ended September 30, 2021 compared to 51.9% for the three months ended September 30, 2020.

Nine months ended September 30, 2021 and 2020

Media costs comprise advertising impressions that the Company purchased from real-time advertising exchanges or through other third parties. For the nine months ended September 30, 2021, media costs were $40,798,761 compared to $34,011,563 for the nine months ended September 30, 2020. The increase of $6,787,198 in media costs was attributable to the increased revenue during the period. Net revenue margin was 52.1% for the nine months ended September 30, 2021 compared to 51.3% for the nine months ended September 30, 2020.

Reconciliation of net income to Adjusted EBITDA for the three and nine months ended September 30, 2021 and 2020

The following table presents a reconciliation of Net Income to Adjusted EBITDA for the periods indicated:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Net income for the period	$3,362,127	$921,220	$8,087,580	$(474,410)
Adjustments:
Finance costs	263,220	251,159	797,074	1,304,195
Foreign exchange (gain) loss	(1,864,926)	350,743	(2,599,487)	(530,959)
Depreciation and amortization	1,172,334	2,217,626	3,816,994	6,640,617
Income taxes (refunds)	-	(29,324)	231,600	113,284
Share-based compensation	1,465,706	252,335	3,954,217	485,151
Severance expenses	20,875	70,643	111,633	241,134
Non recurring expenses	-	-	-	199,137
Total adjustments	1,057,209	3,113,182	6,312,031	8,452,559
Adjusted EBITDA	$4,419,336	$4,034,402	$14,399,611	$7,978,149

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2021

Three months ended September 30, 2021 and 2020

Adjusted EBITDA for the three months ended September 30, 2021 was $4,419,336 compared to $4,034,402 for the three months ended September 30, 2020. The year-over-year increase of $384,934 in Adjusted EBITDA was primarily attributable to higher net revenues.

Nine months ended September 30, 2021 and 2020

Adjusted EBITDA for the nine months ended September 30, 2021 was $14,399,611 compared to $7,978,149 for the nine months ended September 30, 2020. The year-over-year increase of $6,421,462 in Adjusted EBITDA was primarily attributable to higher net revenues.

Operating Expenses, Finance Costs, and Foreign Exchange

The following table summarizes various expenses for the three and nine months ended September 30, 2021 and 2020:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Sales and marketing	$5,260,944	$5,043,490	$14,982,171	$13,623,418
Technology	2,581,090	2,943,386	9,716,514	9,819,590
General and administrative	2,012,256	1,577,519	5,439,210	4,844,283
Share-based compensation	1,465,706	252,335	3,954,217	485,151
Depreciation and amortization	1,172,334	2,217,626	3,816,994	6,640,617
Finance costs	263,220	251,159	797,074	1,304,195
Foreign exchange (gain) loss	(1,864,926)	350,743	(2,599,487)	(530,959)

Sales and marketing expenses

Sales and marketing expenses consist of all costs associated with selling and marketing the Company’s services and products. The costs include all salary and benefit costs, personnel costs, commissions and variable compensation, travel, marketing, payroll taxes and employee health and related benefit expenses, for the sales, marketing, and account management teams. Sales and marketing expenses for the three months ended September 30, 2021 were $5,260,944, an increase of $217,454 compared to the same period of the prior year. The year-over-year increase was primarily related to an increase in total revenue. Sales and marketing expenses represented 19% of revenue for the three months ended September 30, 2021, consistent with 19% for the same period of the prior year.

Sales and marketing expenses for the nine months ended September 30, 2021 were $14,982,171, an increase of $1,358,753 compared to the same period of the prior year. The year-over-year increase was primarily related to an increase in total revenue. Sales and marketing expenses represented 18% of revenue for the nine months ended September 30, 2021, compared to 20% for the same period of the prior year.

Technology

Technology expenses consist of all costs associated with increasing the Programmatic Marketing Platform’s effectiveness and efficiency. The majority of such costs comprise of salary and benefit costs and costs associated with housing the required computer equipment. Technology expenses for the three months ended September 30, 2021 were $2,581,090, a decrease of $362,296 compared to the same period of the prior year. Excluding government grants and capitalized salaries, during the three months ended September 30, 2021, technology expenses decreased by $77,391 compared to the same period from the prior year. Excluding government grants and capitalized salaries, for the three months ended September 30, 2021, technology expenses represented 13% of revenue compared to 14% for the same period of the prior year.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2021

During the three months ended September 30, 2021, the Company received $nil in government grants related to technology from IRAP compared to $588,598 during the three months ended September 30, 2020. During the three months ended September 30, 2021, the Company capitalized $964,636 salary costs that related to revenue generating technology compared to $nil for the three months ended September 30, 2020. During the three months ended September 30, 2021, the Company received nil from the Canadian Employment Wage Subsidy “CEWS” compared to $91,133 for the three months ended September 30, 2020.

Technology expenses for the nine months ended September 30, 2021 were $9,716,514, a decrease of $103,076 compared to the same period of the prior year. Excluding government grants and capitalized salaries, during the nine months ended September 30, 2021, technology expenses increased by $536,035 compared to the same period from the prior year. Excluding government grants and capitalized salaries, for the nine months ended September 30, 2021, technology expenses represented 14% of revenue compared to 17% for the same period of the prior year.

During the nine months ended September 30, 2021, the Company received $1,613,892 in government grants related to technology from IRAP compared to $818,700 for the nine months ended September 30, 2020. During the nine months ended September 30, 2021, the Company capitalized $964,636 in salaries related to revenue generating technology compared to $387,615 for the nine months ended September 30, 2020. During the nine months ended September 30, 2021, the Company received nil from the Canadian Employment Wage Subsidy “CWS” compared to $733,102 for the nine months ended September 30, 2020.

General and administrative

General and administrative expenses include salaries and benefits of the administrative staff, occupancy costs, public company fees, insurance, professional fees, and supplies. General and administrative expenses for the three months ended September 30, 2021 were $2,012,256, an increase of $434,737 compared to the same period of the prior year. For the three months ended September 30, 2021, general and administrative expenses represented 7% of revenue compared to 6% for the same period of the prior year.

General and administrative expenses for the nine months ended September 30, 2021 were $5,439,210, an increase of $594,927 compared to the same period of the prior year. For the nine months ended September 30, 2021, general and administrative expenses represented 6% of revenue compared to 7% for the same period of the prior year.

Share-based compensation

Share-based compensation expenses for the three months ended September 30, 2021 were $1,465,706, an increase of $1,213,371 compared to the same period of the prior year. Share-based compensation expenses for the nine months ended September 30, 2021 were $3,954,217, an increase of $3,469,066 compared to the same period of the prior year. The increase in share-based compensation expense was related to an increase in share compensation granted in the three and nine months ending September 30, 2021.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2021

Depreciation and amortization

Depreciation and amortization for the three months ended September 30, 2021 were $1,172,334, a decrease of $1,045,292 compared to the same period of the prior year. Depreciation and amortization for the nine months ended September 30, 2021 were $3,816,994, a decrease of $2,823,623 compared to the same period of the prior year. The year-over-year decrease was attributable to the lower intangible asset balance as a result of fully amortizing the asset in December 2020.

Finance costs

Finance costs for the three months ended September 30, 2021 were $263,220, an increase of $12,061 compared to the same period of the prior year. Finance costs for the nine months ended September 30, 2021 were $797,074, a decrease of $507,121 compared to the same period of the prior year. The decrease in finance costs was primarily due to the debt repayment during the period, resulting in a lower outstanding debt balance as compared to the same period of the prior year as well as the term loan interest rate decreasing from 12% to 3.85% as a result of the April 2020 debt refinancing with Silicon Valley Bank.

Foreign exchange (gain) loss

Foreign exchange (gain) loss consists of the realized and unrealized exchange differences due to fluctuations between the Canadian dollar, the U.S. dollar and the Euro. The Company recorded a net foreign exchange gain of ($1,864,926) for the three months ended September 30, 2021 compared to a loss of $350,743 for the three months ended September 30, 2020.

The Company recorded a net foreign exchange gain of ($2,599,487) for the nine months ended September 30, 2021 compared to a gain of ($530,959) for the nine months ended September 30, 2020.

Historically, the Company has not hedged foreign currency transactions, but may elect to do so in the future if it is determined to be advantageous.

OUTLOOK

While the impact of the COVID-19 pandemic has created short-term uncertainty with respect to the Company’s revenues, Adjusted EBITDA and net income, the Company expects continued revenue and Adjusted EBITDA growth in 2021 compared to 2020.

See “Forward-Looking Information”.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2021

Summary of Quarterly Results

The following unaudited table sets out selected financial information for the Company on a consolidated basis for the last eight most recently completed quarters. The unaudited quarterly information has been prepared in accordance with IFRS.

	Quarter Ended
	Sept 30, 2021	Jun 30, 2021		Mar 31, 2021	Dec 31, 2020	Sept 30, 2020		Jun 30, 2020	Mar 31, 2020		Dec 31, 2019
Revenue	$27 ,484,820	$30,285,222		$27,454,592	$35,057,316	$26,064,322	$	l9,556,810	$24,215,600		$38,536,725
Net income (loss)	$3,362,127	$3,361,572	$	l,363,881	$4,165,399	$921,220	$	(l,600,405)	$204,774	$	l,995,245
Net income (loss) per share:	$0.06	$0.06		$0.03	$0.08	$0.02		$(0.03)	$0.00		$0.04
Weighted average number of shares outstanding (000'S)	60,609,370	58,014,013		54,398,478	52,855,998	50,312,701		49,523,122	48,997,938		47,814,816

LIQUIDITY AND CAPITAL RESOURCES

Selected financial information from the statements of financial position as at September 30, 2021 and December 31, 2020 are as follows:

	September 30, 2021	December 31, 2020
Cash and cash equivalents	$100,297,463	$22,638,300
Working capital(1)	102,592,791	26,763,590
Total assets	141,895,537	72,433,499
Current liabilities	25,362,372	29,657,005
Other non-current liabilities	7,111,063	10,725,906
Shareholders’ equity	109,422,102	32,050,588

(1) Working capital is defined as current assets less current liabilities.

As at September 30, 2021, the Company had cash and cash equivalents and restricted cash of $100,297,463 compared to $22,638,300 as at December 31, 2020.

Cash flows generated from operations were $18,693,617 during the nine months ended September 30, 2021 as compared to $15,991,564 during the nine months ended September 30, 2020.

Cash flows used in investing activities were $1,744,464 during the nine months ended September 30, 2021, compared to $3,905,135 during the nine months ended September 30, 2020. The decrease was primarily due to a reduction in asset purchases compared to the prior-year period.

Cash flows generated from financing activities were $60,710,010 during the nine months ended September 30, 2021, compared to cash used of $10,019,875 during the nine months ended September 30, 2020. The increase was primarily due to the public equity offering completed during the period ended September 30, 2021, which generated $63,955,491.

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by continually monitoring forecasted and actual revenue and expenditures and cash flows from operations. While the Company currently has sufficient operating capital to meet its day-to-day operating expenses, it is possible that the Company could experience a working capital deficiency in the future, which would have a materially adverse effect on the Company’s liquidity.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2021

Management is also actively involved in the review and approval of planned expenditures. The Company’s principal cash requirements are for principal and interest payments on its debt, capital expenditures and working capital needs. The Company uses its operating cash flows, loans and borrowings and cash balances to maintain liquidity. In the event future cash flows from operations are lower than expected, the Company may need to seek additional financing, either by issuing additional equity or by undertaking additional debt. There is no certainty that additional financing, whether debt or equity, will be available or that it will be available on commercially attractive terms. Additional information can be found in the Company’s Consolidated Financial Statements which are available on SEDAR at www.sedar.com

Common Shares

Changes in the number of issued common shares of the Company from December 31, 2020 to September 30, 2021 are as follows:

Number of Common Shares
Balance December 31, 2020	53,422,024
Shares issued –Warrants exercised	39,821
Shares issued – Equity financing	5,665,025
Shares issued –Options exercised	742,183
Shares issued – DSUs exercised	508,178
Shares issued – RSUs exercised	260,391
Balance September 30, 2021	60,637,622

Preference Shares

While the Company is authorized to issue and unlimited number of preference shares, the Company has no preference shares issued and outstanding.

Stock Options

The Company presently issues stock options, deferred share units (“DSUs”), performance share units (“PSUs”) and restricted share units (RSUs”) pursuant to its omnibus long-term incentive plan (the “Omnibus Incentive Plan”). Prior to June 16, 2020, the Company issued stock options pursuant to its predecessor stock option plan (the “Stock Option Plan”) and DSUs pursuant to its predecessor deferred share unit plan (the “DSU Plan”). Although the Company no longer issues new stock options or DSUs pursuant to the predecessor Stock Option Plan and DSU Plan, respectively, previously issued stock options and DSUs remain outstanding and are governed by the existing plans under which they were initially issued.

The maximum number of common shares reserved for issuance, in the aggregate, under the Omnibus Incentive Plan, the Stock Option Plan, the DSU Plan and any other security-based compensation arrangement of the Company, collectively, is 15% of the aggregate number of common shares issued and outstanding from time to time. As at September 30, 2021, the Company was entitled to issue a maximum of 9,095,643 equity-based awards collectively under the Omnibus Incentive Plan, the existing Stock Option Plan, the existing DSU Plan and any other security-based compensation arrangement.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2021

The following table summarizes the continuity of stock options issued by the Company under the Stock Option Plan:

	September 30, 2021		September 30, 2020
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Options outstanding – Beginning of year	1,865,519	1.69	3,409,886	1.45
Granted	3,333	1.06	350,000	1.53
Forfeited or cancelled	(27,667)	1.06	(732,552)	1.06
Exercised	(730,517)	1.45	(832,667)	0.81

Options outstanding – End of period	1,110,668	1.89	2,184,667	1.84

Options exercisable – End of period	883,669	1.98	1,408,834	2.17

The following table summarizes the continuity of stock options issued by the Company under the Omnibus Incentive Plan:

	September 30, 2021		September 30, 2020
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Options outstanding – Beginning of year	35,000	2.09	-	-
Granted	-	-	35,000	2.09
Forfeited or cancelled	-	-	-	-
Exercised	(11,666)	2.09	-	-

Options outstanding – End of period	23,334	2.09	35,000	2.09

Options exercisable – End of period	-	-	-	-

Deferred Share Units

During the three and nine months ended September 30, 2021, the Company issued, respectively, nil and nil DSUs to employees, officers, directors and consultants of the Company as compared to nil and 204,008 during the three and nine months ended September 30, 2020, respectively.

During the three and nine months ended September 30, 2021, 72,933 and 508,178 DSUs, respectively, were exercised as compared to 62,276 and 664,679 during the three and nine months ended September 30, 2020, respectively.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2021

Restricted Share Units

During the three and nine months ended September 30, 2021, the Company issued 122,619 and 354,159 RSUs to employees, officers, directors and consultants of the Company as compared to 1,089,408 and 1,089,408 during the three and nine months ended September 30, 2020, respectively.

During the three and nine months ended September 30, 2021, 70,577 and 260,391 RSUs were exercised as compared to nil and nil during the three and nine months ended September 30, 2020, respectively. As of September 30, 2021, the Company had 1,297,458 RSUs outstanding.

Warrants

For the three and nine months ended September 30, 2021, the Company did not issue any warrants and during the same period, nil and 39,821 warrants were exercised. During the three and nine months ended September 30, 2021, nil and 800 warrants, respectively, were forfeited. As a result, as of September 30, 2021, the Company had no warrants outstanding.

CONTRACTUAL OBLIGATIONS

The following are the contractual maturities for the financial liabilities:

	September 30, 2021

	Carrying amount $	Total contractual cash flows $	Less than 1 year $	1 to 3 Years $	>3 years $
Accounts payable and accrued Liabilities	19,816,614	19,816,614	19,816,614	-	-
International Loans	1,421,754	1,421,754	852,232	569,522	-
Term loans	6,408,729	6,747,467	2,444,544	4,302,923	-
Lease Obligations	4,826,338	5,374,960	2,248,982	3,125,978	-

	32,473,435	33,360,795	25,362,372	7,998,423	-

	December 31, 2020

	Carrying amount $	Total contractual cash flows $	Less than 1 year $	1 to 3 Years $	>3 years $
Accounts payable and accrued liabilities	23,232,661	23,232,661	23,232,661		-
International Loans	1,980,229	1,980,229	1,092,297	887,932	-
Term loans	8,278,004	8,710,774	2,481,550	6,229,224	-
Lease Obligations	6,892,017	7,315,497	3,366,199	3,949,298	-

	40,382,911	41,239,161	30,172,707	11,066,454	-

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material adverse effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2021

TRANSACTIONS WITH RELATED PARTIES

During the nine months ended September 30, 2021, there were no transactions with related parties.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Consolidated Financial Statements and application of IFRS often involve management's judgment and the use of estimates and assumptions deemed to be reasonable at the time they are made. Significant assumptions and estimates used in preparing the financial statements include those related to credit quality of accounts receivable, income tax credits receivable, share-based payments, impairment tests for non-financial assets, as well as revenue and cost recognition. AcuityAds bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. The Company reviews estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which estimates are revised and may impact future periods as well. Other results may be derived with different judgments or using different assumptions or estimates and events may occur that could require a material adjustment. Significant accounting policies and estimates under IFRS are found in Note 2 of the Company’s Condensed Interim Consolidated Financial Statements which are available on SEDAR at www.sedar.com.

CHANGES IN ACCOUNTING POLICIES

Recently adopted accounting pronouncements

For the nine months ending September 30, 2021, the Company has not adopted any new accounting policies.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of AcuityAds is responsible for establishing and maintaining disclosure controls and procedures for the Company as defined under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) issued by the Canadian Securities Administrators. Management has designed such disclosure controls and procedures, or caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) by others within those entities on a timely basis, particularly during the period in which the annual filings are being prepared, so that appropriate decisions can be made regarding public disclosure.

As required by NI 52-109, an evaluation of the adequacy of the design (quarterly) and effective operation (annually) of the Company’s disclosure controls and procedures was conducted under the supervision of management, including the CEO and CFO, as at December 31, 2020. Based on that evaluation, the CEO and the CFO have concluded that the design and operation of the system of disclosure controls and procedures were effective as at December 31, 2020.

There have been no changes to AcuityAds’ internal control over financial reporting during the nine-months ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, AcuityAds’ internal control over financial reporting.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2021

OUTSTANDING SHARE DATA

As of November 2, 2021, 60,637,622 common shares and no preference shares were issued and outstanding. In addition, as of November 2, 2021, there were 1,132,335 stock options outstanding, each of which represents the right to acquire one common share, with exercise prices ranging from $0.96 to $4.60 per share. As at November 2, 2021, there were 676,441 DSUs outstanding and 1,294,458 RSUs outstanding, each of which represents the right to acquire one common share.

RISK FACTORS

AcuityAds is exposed to a variety of business risks, financial and accounting risks and industry risks in the normal course of operations. A detailed description of risk factors associated with the Company’s business is given in the “Risk Factors” section of the Annual Information Form for the year ended December 31, 2020 which is available under the Company’s profile on SEDAR at www.sedar.com.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s AIF, is posted on SEDAR at www.sedar.com. The Company’s common shares are listed on the TSX under the symbol “AT” and the Nasdaq Capital Market under the symbol “ATY”.